Exhibit 99.1

NEWS RELEASE

Endeavour Silver Announces $16 Million Equity Offering

Not For Distribution To U.S. Newswire Services Or For Dissemination In The United States.

Vancouver, BC, Canada - September 17, 2009 - Endeavour Silver Corp. (“Endeavour” or the “Company”) (EDR: TSX, EXK: NYSE-Amex, EJD: DB-Frankfurt) announced today that it has filed a preliminary short form prospectus in Canada in connection with an agency offering of units (“Units”) to raise Cdn$16.05 million (the "Offering").

Each Unit is priced at $3.00 and will consist of one common share and one-half of one common share purchase warrant, each whole warrant exercisable at $3.60 to purchase one common share for a term of two years from the closing date.

The Offering will be conducted through a syndicate of agents led by Salman Partners (the "Agents") and including CIBC World Markets Inc., Haywood Securities Inc., and PI Financial Corp. The Company has agreed to grant the Agents an over-allotment option to purchase up to that number of additional Units of Endeavour equal to 15% of the Units sold pursuant to the Offering, exercisable at any time, in whole or in part, up to 30 days from the closing of the Offering (the "Over-Allotment Option"). If the Over-Allotment Option is exercised in full, the total gross proceeds to Endeavour will be approximately Cdn$18,457,500.

The Company intends to use the net proceeds of the Offering to expand its exploration drilling programs, accelerate its mine development projects, refurbish and expand the Guanacevi process plant and for general working capital.

The Agents will be paid a cash commission of 6% of the gross proceeds from the Offering including proceeds realized from the exercise by the Agents of the Over-Allotment Option, if any.  The Agents will also be granted broker warrants equal in number to 6% of the number of Units sold pursuant to the Offering.  Each broker warrant will be exercisable to purchase one common share of the Company at a price of $3.00 per share for a period of two years following the closing date.

The common shares will be sold publicly in the provinces of Canada other than Québec, in Europe and on a private placement basis in the United States pursuant to exemptions from the registration requirements of the U.S. Securities Act of 1933, as amended, and internationally pursuant to available exemptions. Closing of this offering is expected to occur on or about September 30, 2009 and is subject to receipt of all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE-Amex.

This news release is not an offer of securities for sale in the United States. The securities described above have not been and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, or an applicable exemption from the registration requirements thereof.

Endeavour Silver Corp. (EXK: NYSE-Amex, EJD: DB-Frankfurt, EDR: TSX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted four consecutive years of growing silver production and resources.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition program should help Endeavour achieve its goal to become the next premier mid-tier primary silver producer.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free:  877-685-9775, tel:  (604) 685-9775, fax:  (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such statements include comments regarding the completion and terms of the proposed Offering and the use of proceeds therefrom. Factors that could cause actual results to differ materially include: the ability to settle the terms of the Offering and to satisfy conditions of the Offering; the failure to receive regulatory approvals with respect to the Offering; changes in the prices of gold and silver; and changes in Canadian and U.S. securities markets. In addition, specific reference is made to “Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Information Form dated March 31, 2009. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.